

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 11, 2014

Leslie K. Klenk
Bernstein Shur
100 Middle Street
Portland, ME 04101

  Re: Cross Shore Discovery Fund ("Fund")
    File No. 811-22976

Dear Ms. Klenk:

  On June 12, 2014, the Fund filed a registration statement on Form S-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("Company Act") for the registration of the Fund. Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Preliminary Prospectus

Principal Investment Strategy (p.i)

1. The prospectus states that the "*[t]he Fund's investment objective is to seek superior risk-adjusted rates of return over a full market cycle, with limited capital draw downs.*" Disclose what is meant by the terms "superior" and "limited". Include the definition of "risk-adjusted" that appears later in the text within closer proximity to the first use of the term. Also disclose that any effort to manage risk does not imply low risk or no risk.

2. Disclose that the "Portfolio Funds" are not registered under the Company Act and that the fund will principally invest in Portfolio Funds organized outside the United States.

Prospectus Summary

3. The paragraph under "*The Offering - Other Classes of Shares*" on page 1 states that "*the Fund intends to seek exemptive relief from the U.S. Securities and Exchange Commission (the "SEC") to offer classes of Shares with terms different from those described herein.*" Confirm whether the Fund intends to offer debt or preferred securities within 12 months of effectiveness. If so, provide appropriate disclosure. We may have additional comments depending on response.

4. The second paragraph under "*Investment Strategies*" on page 3 states that the "*[t]he Fund seeks to invest at least 80% of its total assets in Portfolio Funds....*" Disclose that the 80% value includes net assets plus borrowings for investment purposes.

5. With respect to the discussion of the Fund's investments in Derivatives on paragraph 3 under "*Investment Strategies*", in your response letter, acknowledge the comments and concerns raised in *Letter to Karen McMilan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC* (July 10, 2010).

Principal Risks (pp. 4-10)

6. On page 4, the Fund states that "[*i*]*nvestment in the Fund involves significant risk.*" Insert the phrase "is speculative and" between the words "Fund" and "involves." Disclose in this section also that the Fund is not suitable for all investors.

7. In the "*Derivatives Risk*" heading, the prospectus states "*[t]he use of Derivatives can lead to losses, including those magnified by leverage, <u>particularly when Derivatives are used to enhance return rather than to offset risk</u>.*" [Emphasis added.] Provide a basis for the statement highlighted.

8. Consistent with item 3, disclose the risks relating to the specific types of Derivatives contemplated by the Fund.

Use of Proceeds (p. 16)

9. The paragraph states "*[t]hese proceeds will be invested as soon as possible.*" Disclose how long it is expected to take to deploy the proceeds. See Item 7.3 of Form N-2.

Investment Strategies (pp. 16-20)

10. The prospectus states that "[t]*o facilitate compliance with the Code provisions applicable to RICs, the Fund will principally invest in Portfolio Funds organized outside of the U.S.*" Describe the Code provisions referenced and disclose how such investment in Portfolio Funds organized outside the U.S. is relevant to the Code provision and to the Fund. Alternatively, reference the relevant tax discussion.

11. Disclose the risks associated with the "*Relative Value*", "*Event Driven*", "*Fundamental*" and "*Directional Trading*" approaches disclosed under the "*Portfolio Funds*" paragraph on page 17.

12. The disclosure states that "[t]*he Fund may enter into a credit facility with a third-party lender to facilitate borrowing.*" If the Fund intends to use leverage, include the relevant tabular presentation and related disclosure. *See* Item 8. 3. b. of N-2.

Portfolio Fund Risk (p. 20)

13. Include the following Fund of Funds disclosure, if appropriate:
   a. The Portfolio Funds generally will not be registered as investment companies under the 1940 Act.
   b. The Fund, as an investor in these Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.
   c. While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Portfolio Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Portfolio Fund's annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Portfolio Fund's governing documents), Portfolio Funds are not contractually or otherwise obligated to inform their investors, including the Fund, of details surrounding their investment strategies. This means, for example, that if two or more of the Fund's Portfolio Funds were to invest significantly in the same company or industry, the Fund's investments could be "concentrated" in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration.
   d. A Portfolio Fund Investment Manager may use investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.
   e. The performance of the Fund depends on the success of the Adviser in selecting Portfolio Funds for investment by the Fund and the allocation and reallocation of assets among those Portfolio Funds.
   f. Each Investment Manager will receive any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally. As a result, an Investment Manager with positive performance may receive performance compensation from the Fund, as an investor in an underlying Portfolio Fund, and indirectly from its Shareholders, even if the Fund's overall returns are negative. Investment decisions of the Portfolio Funds are made by the Investment Managers

independently of each other so that, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Portfolio Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result.

g. Because the Fund may make additional investments in or withdrawals from Portfolio Funds only at certain times according to limitations set out in the governing documents of the Portfolio Funds (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Portfolio Fund on behalf of the Fund), the Fund from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

h. The Fund values its investments in Portfolio Funds at fair value in accordance with procedures established by the Board of Directors. Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Portfolio Fund in accordance with the Portfolio Fund's valuation policies and reported at the time of the Fund's valuation, subject to certain adjustments that the Board of Directors may approve or pursuant to procedures adopted by the Board of Directors.

i. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager's compensation. Revisions to the gain and loss calculations of each Investment Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to a Portfolio Fund until its annual audit is completed. This is especially the case in respect of Portfolio Funds holding volatile or harder to value assets, including those of the type that might underlie a "side-pocket" established by the Portfolio Fund.

Fundamental Policies

14. Item (i) states that the fund "[*m*]*ay borrow money or issue any senior security to the extent permitted under the Investment Company Act…*" Explain in this section what is permitted by such applicable laws. This disclosure may be added in a paragraph adjacent to the fundamental policies described in this section.

Resale of Institutional Shares by Selling Shareholders (p.30)

15. The third paragraph states "[*e*]*ach of the QP Partnership and the Adviser acquired their Institutional Shares at NAV per Institutional Share which was calculated consistent with the Fund's Valuation Policy...* [a]*lso, these acquisitions were each made pursuant an exemption from registration under the 1933 Act.*" Describe the exemption referenced and provide and explanation of how the exemption is relevant to the Fund's situation.

16. The disclosure states in "*The Offering – Resale of Institutional Shares by Selling Shareholders*" on page 1 that "*this Prospectus also relates to the possible resale by certain of our security holders of up to Institutional Shares that were issued and outstanding prior to the effective date of this Prospectus (the "Selling Shareholders").*" However, the disclosure accompanying the table on page 31 appears to contradict that statement by stating that "[*f*]*or purposes of this table, it is assumed that the Institutional Shares held by the Selling Shareholders are not sold because: (i) the Selling Shareholders do not have the right to require the Fund to redeem or repurchase these*

Shares and (ii) these Shares are subject to substantial restrictions on transferability and resale and may not be transferred or sold except as permitted under the Fund's Declaration of Trust." Confirm whether the Fund will offer securities for the accounts of shareholders. Depending on the response, we may have further questions.

Cross Shore Discovery Fund – Institutional Shares Performance (p.39)

17. Remove the "Annualized Return" calculations from the performance presentation.

18. The performance presentation is not consistent with staff guidance. Fund advertisements containing performance data must include quotations of average annual return calculated in accordance with Form N-1A for one, five, and ten year periods or since inception. *See Mass Mutual Staff No-Action Letter* (Sept. 28, 1995).

19. Confirm whether the Adviser managed any other substantially similar accounts during the performance period.

List of Exhibits

We note that several required exhibits must be provided before the filing may be declared effective, including:

> 3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
> 3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
> 4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel